Exhibit 8.1

Subsidiaries of Marti Technologies, Inc.

The following list sets forth the subsidiaries of Marti Technologies, Inc.:

Name of Subsidiary	Country of Incorporation or Residence

Marti Technologies I Inc. (formerly Marti Technologies Inc.)	Delaware

Marti İleri Teknoloji A.Ş.	Türkiye